                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           BERLITZ INTERNATIONAL, INC.
                                (Name of Issuer)

                           Common Stock $.10 Par Value
                         (Title of Class of Securities)

                                   08490010-9
                                 (CUSIP Number)

                Mr. Kazuo Yamakawa                             Copy to:
                Benesse Corporation                        Coudert Brothers
           3-7-17 Minamigata, Okayama-shi            1114 Avenue of the Americas
                     700 Japan                         New York, NY 10036-7703
                 (81)(86) 221-5251                         Jeffrey E. Cohen
 (Name, Address and Telephone Number of Person              (212) 626-4400
Authorized to Receive Notices and Communications)

                                September 17, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

- ----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08490010-9
- --------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Benesse Corporation
- --------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) / /1
                                                                       (b) / /2
- --------------------------------------------------------------------------------
3.       SEC USE ONLY

- --------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*: N/A
- --------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                / /3
- --------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Japan
- --------------------------------------------------------------------------------
NUMBER OF SHARES       7.       SOLE VOTING POWER:
BENEFICIALLY                    8,649,483
OWNED BY EACH
REPORTING PERSON
WITH
                       ---------------------------------------------------------
                       8.       SHARED VOTING POWER:
                                --
                       ---------------------------------------------------------
                       9.       SOLE DISPOSITIVE POWER:
                                8,649,483
                       ---------------------------------------------------------
                       10.      SHARED DISPOSITIVE POWER:
                                --
- --------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,649,483

- --------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             / /4
- --------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         77.3%
- --------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON: CO
- --------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 08490010-9
- --------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Benesse Holdings International, Inc.
- --------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) / /5
                                                                       (b) / /6
- --------------------------------------------------------------------------------
3.       SEC USE ONLY

- --------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*:  N/A
- --------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                / /7
- --------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
- --------------------------------------------------------------------------------
NUMBER OF SHARES       7.       SOLE VOTING POWER:
BENEFICIALLY                    8,636,283
OWNED BY EACH
REPORTING PERSON
WITH
                       ---------------------------------------------------------
                       8.       SHARED VOTING POWER:
                                --
                       ---------------------------------------------------------
                       9.       SOLE DISPOSITIVE POWER:
                                8,636,283
                       ---------------------------------------------------------
                       10.      SHARED DISPOSITIVE POWER:
                                --
- --------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,636,283
- --------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            / /8
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         77.2%
- --------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON: CO
- --------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 2 to the statement on Schedule 13D, as amended by Amendment No. 1, (the "Schedule 13D") is being filed by Benesse Corporation ("Benesse") and by its wholly owned subsidiary, Benesse Holdings International, Inc. ("BHI") pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D.

     The Schedule 13D is hereby amended and supplemented as follows:

Item 5   Interest in the Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby supplemented by adding the following two paragraphs immediately before the last paragraph thereof:

     On September 17, 1999, pursuant to a Stock Purchase Agreement dated September 7, 1999, between Mr. Soichiro Fukutake and MCC Proceeds, Inc., as Trustee of the Maxwell Macmillan Realization Liquidating Trust (the "Stock Purchase Agreement"), Mr. Fukutake acquired 227,800 shares of Common Stock for a purchase price of $18.25 per share, subject to an additional contingent payment of $2.00 per share if either (i) the closing price of the Company's Common Stock listed on the New York Stock Exchange (the "NYSE") is equal to or greater than $25.00 per share on any day during the three year period following September 17, 1999 (the "Additional Consideration Period"), or (ii) the closing price of the Company's Common Stock listed on the NYSE plus the amount of any cash dividends issued to the shareholders of the Company, but excluding aggregate cash dividends equal to or less than $0.25 issued to the shareholders of the Company during any twelve month period ending on an anniversary of September 7, 1999, is equal to or greater than $25.00 per share on any day during the Additional Consideration Period. Such shares (together with exercisable options held by Mr. Fukutake to purchase 100,250 shares of Common Stock, as described in the following paragraph) constitute approximately 3.4% of the shares of the Company's Common Stock issued and outstanding on August 13, 1999. Mr. Fukutake, the Chairman of the Company, is the President, Representative Director and (as described in Item 2 above) a shareholder of Benesse and is the Chairman of BHI.

     On January 1, 1999, the following options, granted by the Company under the 1996 Stock Option Plan of the Company, became exercisable to purchase, at an exercise price of $24.9375 per share, shares of Common Stock: (i) options to purchase 100,250 shares of Common Stock granted to Mr. Fukutake, and (ii) options to purchase 45,750 shares of Common granted to Mr. Hiromasa Yokoi, the Chief Executive Officer of the Company and a Director of Benesse and a Director and Vice President of BHI.

Item 6. Contracts, Arrangements, Undertakings or Relationships with respect to Securities of the Issuer.

The introductory paragraph of Item 6 of the Schedule 13D is hereby amended to refer to the following four (rather than three) agreements, and the following paragraph 4 is added thereto:

4. On September 17, 1999, Mr. Fukutake purchased 227,800 shares of Common Stock of the Company pursuant to the Stock Purchase Agreement dated September 7, 1999. The Stock Purchase Agreement is filed as Exhibit 1 to this Amendment to the
Schedule 13D and is incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits.

     Exhibit 1: Stock Purchase Agreement, dated as of September 7, 1999, between MCC Proceeds, Inc. and Soichiro Fukutake for Common Stock of Berlitz International, Inc.

                                   SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 28, 1999
                                           BENESSE CORPORATION

                                           By: /s/ Soichiro Fukutake
                                               ------------------------
                                               Name:  Soichiro Fukutake
                                               Title: President

                                           BENESSE HOLDINGS INTERNATIONAL, INC.

                                           By: /s/ Soichiro Fukutake
                                               ------------------------
                                               Name:  Soichiro Fukutake
                                               Title: Chairman

                                  EXHIBIT INDEX

Exhibit

1. Stock Purchase Agreement, dated as of September 7, 1999, between MCC Proceeds, Inc. and Soichiro Fukutake for Common Stock of Berlitz International, Inc.